Securities Act File No. 333-48117
                                           Investment Company File No. 811-08703

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM N-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933         /X/
                          POST-EFFECTIVE AMENDMENT NO. 1         /X/
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940          /X/
                                 AMENDMENT NO. 2                 /X/

                        (Check appropriate box or boxes)
                                ---------------
                       DREYFUS HIGH YIELD STRATEGIES FUND
               (Exact Name of Registrant as Specified in Charter)

                    200 Park Avenue, New York, New York 10166
                    (Address of Principal Executive Offices)

               Registrant's Telephone Number, Including Area Code:
                                 1-888-338-8084
                                ---------------
                                 Mark N. Jacobs
                                 General Counsel
                             The Dreyfus Corporation
                                Legal Department
                        200 Park Avenue - 8th Floor West
                            New York, New York 10166
                     (Name and address of agent for service)
                                ---------------
                                   Copies to:


     Thomas A. Hale                                  Clifford J. Alexander
  Skadden, Arps, Slate,                           Kirkpatrick & Lockhart LLP
Meagher & Flom (Illinois)                       1800 Massachusetts Avenue, N.W.
    333 Wacker Drive                                      Second Floor
 Chicago, Illinois 60606                              Washington, DC 20036

                                ---------------

                  Approximate Date of Proposed Public Offering:
   As soon as practicable after this Registration Statement becomes effective.

                                ---------------

/X/  This  Form is  filed to  register  additional  securities  for an  offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-48117.


        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
=======================================================================================================

                                                    Proposed          Proposed
                               Amount Being         Maximum           Aggregate          Amount of
                               Registered(1)     Offering Price   Maximum Offering    Registration Fee
                                                    per Unit          Price(1)
------------------------------------------------------------------------------------------------------
Shares of Beneficial Interest   61,352,500           $15.00         $920,287,500          $271,485*
------------------------------------------------------------------------------------------------------

*$254,438 has been previously paid


(1)Includes 8,002,500 Shares which may be offered by the Underwriters pursuant to an option to cover over allotments.

=======================================================================================================

                       Dreyfus High Yield Strategies Fund

                  Cross Reference Sheet Pursuant to Rule 404(c)
                        Under the Securities Act of 1933

Parts A and B of the Prospectus*

Item No.        Registration Statement Caption                Location in Prospectus
--------        ------------------------------                ----------------------

      1         Outside Front Cover.........................  Outside Front Cover
      2         Inside Front and Outside back Cover Page....  Inside Front and Outside Back Cover
                                                              Page
      3         Fee Table and Synopsis......................  Prospectus Summary; Expenses
                                                              Summary
      4         Financial Highlights........................  Not Applicable
      5         Plan of Distribution........................  Cover Page; Outside Front Cover
                                                              Page; Prospectus Summary;
                                                              Underwriting
      6         Selling Shareholders........................  Not Applicable
      7         Use of Proceeds.............................  Outside Front Cover; Inside Front
                                                              Cover; Prospectus Summary; Use of
                                                              Proceeds; Investment Restrictions
      8         General Description of Registrant...........  Outside Front Cover; Inside Front
                                                              Cover; Prospectus Summary; The
                                                              Fund; Investment Practices; Special
                                                              Considerations and Risk Factors;
                                                              Investment Restrictions; Dividends
                                                              and Distributions; Taxes; Portfolio
                                                              Transactions; Determination of Net
                                                              Asset Value
      9        Management..................................   Inside Front Cover; Prospectus
                                                              Summary; Management of the Fund;
                                                              Investment Adviser; Trustees and
                                                              Officers of the Fund; Investment
                                                              Management Contract; Portfolio
                                                              Transactions; Custodian; Transfer
                                                              Agent, Shareholder Servicing Agent,
                                                              Custodian and Transfer and
                                                              Dividend Paying Agent;
      10.      Capital Stock, Long-term Debt, and Other
               Securities..................................   Prospectus Summary; Dividends and
                                                              Distributions; Taxes; Automatic
                                                              Dividend Reinvestment Plan
      11       Defaults and Arrears on Senior Securities...   Not Applicable
      12       Legal Proceedings...........................   Not Applicable
      13.      Table of Contents of Statement of Additional


NOTE: This  Registration  Statement  is being  filed by the  Dreyfus  High Yield
      Strategies Fund (the "Registrant") pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The Registrant hereby incorporates by reference into this Registration Statement the contents of the Registrant's Registration Statement on Form N-2 and all amendments thereto (File No. 333-48117) declared effective on April 23, 1998 by the Securities and Exchange Commission (the "Commission") including each of the documents filed by the Registrant with the Commission therein.

               Information.................................   Not Applicable
      14       Cover Page..................................   Not Applicable
      15       Table of Contents...........................   Not Applicable
      16       General Information.........................   Not Applicable
      17       Investment Objectives and Policies..........   Outside Front Cover; Inside Front
                                                              Cover; Prospectus Summary;
                                                              Restrictions; Investment
                                                              Considerations and Risks
      18       Management..................................   Trustees and Officers of the Fund
      19.      Control Persons and Principal Holders of
               Securities..................................   Not Applicable
      20       Investment and Advisory and Other Services..   Prospectus Summary; Investment
                                                              Advisor; Trustees and Officers of the
                                                              Fund; Management Contract;
                                                              Portfolio Transactions; Shareholder
                                                              Servicing Agent, Custodian and
                                                              Transfer and Dividend Paying Agent
      21       Brokerage Allocation and Other Practices....   Portfolio Transactions
      22       Tax Status..................................   Dividends and Distributions; Taxes;
                                                              Independent Auditor's Report
      23       Financial Statements........................   Not Applicable

----------------
*Pursuant to General Instruction H of Form N-2, all information required to be set forth in Part B: Statement of Additional Information has been included in Part A: The Prospectus.

PART C

          The information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

                                     PART C
                                OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

(1)   Financial Statements:

      The Selected Financial Information, Statement of Operations, Statement of Changes in Net Assets, and Schedules II through VII, inclusive, are omitted because the required information is included in the financial statement included in Part A or Part B, or because the conditions requiring their filing do not exist.

(2)   Exhibits

      (a)   Declaration of Trust [previously filed]
      (b)   Bylaws [previously filed]
      (c)   Inapplicable
      (d)   (1)   Form  of  Certificate   Representing  Shares  of  Beneficial
                  Interest (previously filed)
            (2)   Portions of Declaration  of Trust Relating to  Shareholders'
                  Rights [previously filed]
            (3)   Portions   of  Bylaws   Relating   to   Shareholders'   Rights
                  [previously filed]
      (e)  Form  of  Terms  and   Conditions  of  Dividend   Reinvestment   Plan
           (previously filed)
      (f)  Inapplicable
      (g)  Form  of   Investment   Management   and   Administration   Agreement
           (previously filed)
      (h)  (1)   Form of Master Agreement Among Underwriters (previously filed)
           (2)   Form of Underwriting Agreement (previously filed)
           (3)   Form of Master Selected Dealers Agreement (previously filed)
      (i)  Inapplicable
      (j)  Form of Custodian Contract (previously filed)
      (k)  (1)   Form of Shareholder Servicing Agreement (previously filed)
           (2)   Inapplicable
      (l)  Opinion and Consent of Counsel
      (m)  Inapplicable
      (n)  Consent of Independent Auditors (previously filed)
      (o)  Inapplicable
      (p)  Initial Capital Agreement (previously filed)
      (q)  Inapplicable

ITEM 25.    MARKETING ARRANGEMENTS

      Reference is made to the Form of Underwriting Agreement for Registrant's shares of beneficial interest to be filed by amendment to this Registration Statement.

ITEM 26.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

             Securities and Exchange Commission Fees...........  $  254,438
             NASD Fees and Expenses............................  $   39,500
             New York Stock Exchange Listing Fee...............  $  270,000
             Printing..........................................  $   90,000
             Accounting Fees and Expenses......................  $   15,000
             Legal Fees........................................  $   95,000
             Blue Sky Fees and Expenses........................  $    2,000
             Reimbursement of Underwriters' Expenses...........  $  250,000
             Miscellaneous.....................................  $   22,962
                                                                 ==========
                 Total                                           $1,039,000
                                                                 ==========


ITEM 27     PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

            None

ITEM 28     NUMBER OF RECORD HOLDERS OF SECURITIES

            One

ITEM 29     INDEMNIFICATION

Article V of the Registrant's Declaration of Trust provides as follows:

            Section 5.1. No Shareholder shall be subject to any personal liability whatsoever to any Person in connection with Fund Property or the acts, obligations or affairs of the Fund. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay by way of subscription to any Shares or otherwise. Shareholder liability for the acts and obligations of the Fund is hereby expressly disclaimed. Every note, bond, contract, or other undertaking issued by or on behalf of the Fund or the Trustees relating to the Fund shall include a notice and provision limiting the obligation represented thereby to the Fund and its assets (but the omission of such notice and provision shall not operate to impose any liability or obligation on any Shareholder). No Trustee, officer, employee or agent of the Fund shall be subject to any personal liability whatsoever to any Person, in connection with the Fund Property or the affairs of the Fund, save only that arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and all such Persons shall look solely to the Fund Property for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Shareholder, Trustee, officer, employee or agent, as such, of the Fund is made a party to any suit or proceeding to enforce any such liability, he or she shall not, on account thereof, be held to any personal liability. The Fund shall indemnify and hold each Shareholder harmless from and against all claims and liabilities, to which such Shareholder may become subject by reason of his or her being or having been a Shareholder, other than by reason of his or her own wrongful act or omission, and shall reimburse such Shareholder for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. The rights accruing to a Shareholder under this Section 5.1 shall not exclude any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Fund to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

            Section 5.2. No Trustee, officer, employee or agent of the Fund shall be liable to the Fund, its Shareholders, or to any Shareholder, Trustee, officer, employee, or agent thereof for any action or failure to act (including without limitation the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

            Section 5.3. (a) The Trustee shall provide for indemnification by the Fund of any person who is, or has been, a Trustee, officer, employee or agent of the Fund against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee, officer, employee or agent and against amounts paid or incurred by him in the settlement thereof, in such manner as the Trustees may provide from time to time in the by-laws. (b) The words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include, without limitation, attorney's fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to trustees, officers and controlling persons of the Fund, pursuant to the foregoing provisions, or otherwise, the

Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for a trustee, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Fund by such trustee, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30.....BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The directors and officers of the Registrant's investment adviser have been engaged for the past two fiscal years in no business, vocation or employment of a substantial nature other than as directors or officers of the investment adviser or certain of it's corporate affiliates. The address of the investment adviser is 200 Park Avenue, New York, New York 10166.

ITEM 31.....LOCATION OF ACCOUNTS AND RECORDS

The accounts, books and other documents of the Fund required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder will be maintained at the office of the fund's custodian at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, and the Fund's dividend disbursing agent and registrar at P.O. Box 9671, Providence, Rhode Island, 09240-9671, except that the Fund's corporate records (its articles of incorporation, by-laws, and minutes of the meetings of its Board of Directors and shareholders) will be maintained at the offices of the Fund's investment advisor at 200 Park Avenue, New York, New York 10166.

ITEM 32.....MANAGEMENT SERVICES

None

ITEM 33.....UNDERTAKINGS

(1) The Registrant undertakes to suspend offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration
      Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)   Inapplicable

(3)   Inapplicable

(4)   Inapplicable

(5)   The undersigned registrant hereby undertakes that:

      (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 42(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

      (b) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)   Inapplicable

                                     NOTICE

      A copy of the Declaration of Trust of Dreyfus High Yield Strategies Fund is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

                                   SIGNATURES




      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on behalf of the undersigned, thereto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 24th day of April, 1998.



                                    DREYFUS HIGH YIELD STRATEGIES FUND



                                    By:   /s/ Marie E. Connolly
                                          --------------------------------------
                                          Marie E. Connolly
                                          President



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 24th day of April, 1998.


SIGNATURE                               TITLE
---------                               -----


/s/ Marie E. Connolly                   Principal Executive Officer,
-----------------------------------     President and Treasurer
Marie E. Connolly

/s/ Joseph F. Tower, III                Principal financial Officer,
-----------------------------------     Vice President and Assistant Treasurer
Joseph F. Tower, III

/s/ Francis P. Brennan*                 Trustee,
-----------------------------------     Chairman of the Board of Trustees
Francis P. Brennan

                                        Trustee
-----------------------------------
Ruth Marie Adams

/s/ Joseph S. DiMartino*                Trustee
-----------------------------------
Joseph S. DiMartino

/s/ James M. Fitzgibbons*               Trustee
-----------------------------------
James M. Fitzgibbons

/s/ J. Tomlinson Fort*                  Trustee
-----------------------------------
J. Tomlinson Fort

/s/ Arthur L. Goeschel*                 Trustee
-----------------------------------
Arthur L. Goeschel

/s/ Kenneth A. Himmel*                  Trustee
-----------------------------------
Kenneth A. Himmel

/s/ Arch S. Jeffrey*                    Trustee
-----------------------------------
Arch S. Jeffrey

/s/ Stephen J. Lockwood*                Trustee
-----------------------------------
Stephen J. Lockwood

/s/ John J. Sciullo*                    Trustee
-----------------------------------
John J. Sciullo

/s/ Roslyn M. Watson*                   Trustee
-----------------------------------
Roslyn M. Watson

/s/ Benaree Pratt Wiley*                Trustee
-----------------------------------
Benaree Pratt Wiley


/s/ Michael S. Petrucelli
---------------------------------------------
*  By Michael S. Petrucelli, Attorney-in-Fact